Exhibit 99.88

PRESS RELEASE - FOR IMMEDIATE RELEASE

Gold Fields Disposes of Further Shares of Maverix Metals Inc.

Vancouver, B.C. - June 4, 2019 - Gold Fields Netherlands Services B.V. (“GF Netherlands”), a wholly-owned indirect subsidiary of Gold Fields Limited, announces that it has sold an aggregate of 12,575,000 common shares (“Common Shares”) of Maverix Metals Inc. (“Maverix”), representing approximately 11.65% of the issued and outstanding Common Shares on a non-diluted basis. The sales were made on June 3, 2019 in private transactions at a price of C$4.20 per Common Share, for total cash consideration of C$52,815,000.

Prior to the sales by GF Netherlands of Common Shares disclosed herein (and after giving effect to a 2:1 consolidation of the Common Shares which became effective on May 23, 2019), GF Netherlands had ownership and control over 12,575,000 Common Shares and 4,125,000 warrants to purchase Common Shares (“Warrants”), representing approximately 11.65% of the issued and outstanding Common Shares on a non-diluted basis, and 14.90% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands). Following the sale of Common Shares disclosed herein, GF Netherlands has ownership and control over no Common Shares and 4,125,000 Warrants, representing no Common Shares on a non-diluted basis, and 3.68% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands). The ownership percentages expressed above are based upon Maverix having 107,948,333 post-consolidation issued and outstanding Common Shares as of May 23, 2019, as publicly disclosed by Maverix in its annual information form for the financial year ended December 31, 2018 dated as of May 23, 2019.

GF Netherlands sold the Common Shares disclosed herein pursuant to its ongoing portfolio management strategies. GF Netherlands holds its Warrants for investment purposes. GF Netherlands will continue to monitor the business, prospects, financial condition and potential capital requirements of Maverix. Depending on its evaluation of these and other factors, GF Netherlands may from time to time in the future increase or decrease its ownership of Common Shares through exercises of Warrants, market transactions, private agreements or otherwise.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedar.com or contact:

Email: media@goldfields.com

Sven Lunsche

Telephone: +27 11 562 9763

Mobile: +27 83 260 9279

Avishkar Nagaser

Telephone: +27 11 562 9775

Mobile: +27 82 312 8692

Thomas Mengel

Telephone: +27 11 562 9849

Mobile: +27 72 493 5170